VOZROZHDENIE
BANK

File № 82-4257

SEC
Mail Processing
Section

MAY 11 2009

Washington, DC
100

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

28.04.09
1108/7354

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09046107

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Lyudmila A. Goncharova
Deputy Chairwoman of the Board

5/18

Information about the Annual General Meeting of Shareholders
April 24, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Date of holding the meeting of Board of Directors: April 24, 2009.
2.2. Date of compilation and number of the minutes of Bank Vozrozhdenie Board of Directors meeting:
April 24, 2009, Minutes №7.
2.3. The summary of decisions taken by Board of Directors:
2.3.1. To define a method of holding the General Meeting of shareholders — a meeting (joint presence of shareholders for discussing the agenda issues and making decisions on the issues put for voting with preliminary forwarding proxies for voting).
2.3.2. To set the date, time and venue of the annual General Meeting of Shareholders as June 26, 2009; 12:00 Moscow time; Conference hall of Bank Vozrozhdenie located at 7/4 Luchnikov lane, Moscow.
Mail address for sending completed voting ballots: 7/4 Building 1, Luchnikov lane, Moscow, GSP 101990.
Registration of the participants will start at 11:00 Moscow time at the place of the meeting.
2.3.3. As June 26, 2009 is the scheduled date of the annual General Meeting of Shareholders, it is propose to set May 8, 2009, at 19:00 Moscow time as the date of establishing the list of shareholders.
2.3.4. To approve the following agenda of the annual General Meeting of Shareholders:

1. Approval of the Annual Report, the annual financial statements, income statement for 2008.
2. Consideration of the Report of the Board of Directors of Bank Vozrozhdenie.
3. Payment of remunerations to the Board of Directors members of Bank Vozrozhdenie according to the results for 2008.
4. Profit distribution including dividend payout (declaration) according to the results for 2008.
5. Approval of Alterations No. 9 to the Articles of Association of Bank Vozrozhdenie.
6. Approval of Alterations No. 1 to the Regulation on the Board of Directors of Bank Vozrozhdenie.
7. Approval of Alterations No. 1 to the Regulations on the executive bodies of Bank Vozrozhdenie.
8. Approval of transactions to be made on standard terms within the period till the next General Meeting of shareholders between Bank Vozrozhdenie and interested persons and related to routine economical activity
9. Election of the sole executive body being the Chairman of the Management Board of Bank Vozrozhdenie.
10. Election of the Board of Directors.
11. Determination of the number of members of the Audit Commission.
12. Election of the members of the Audit Commission.
13. Approval of the Auditor.

2.3.5. To publish the announcement about holding the annual General Meeting of Shareholders of the Bank in "Izvestiya" newspaper not later than May 26, 2009 and to place information about the forthcoming annual General Meeting of Shareholders at the Bank's web-site.
2.3.6. To approve the following list of information (materials) to be submitted to the shareholders in the course of preparation for the annual General Meeting of Shareholders:
The Bank's Annual Report for 2008;
Annual financial statements for 2008 certified by the Auditor;
Audit Commission's opinion on the results of the Bank Vozrozhdenie annual review of its financial and economic activity for 2008;
Information about candidates to the members of the Board of Directors and the Audit Commission, information about availability of consent of the candidates to be elected to the Board of Directors and the Audit Commission;
Information about the candidate to the sole executive body being Chairman of the Management Board of Bank Vozrozhdenie;
Information about the Auditor (audit company);
Results of the audit opinion analysis for 2008 carried out by the Audit Committee of the Board of Directors;
Draft of Alterations No. 9 to the Articles of Association of Bank Vozrozhdenie;
Draft of Alterations No. 1 to the Regulation on the Board of Directors of Bank Vozrozhdenie;
Draft of Alterations No. 1 to the Regulation on the executive bodies of Bank Vozrozhdenie;
Draft of the resolution of the annual General Meeting of Shareholders for each item of the agenda.
The shareholders can review information on the agenda of the annual General Meeting of Shareholders at the Bank's Head Office and branches from May 26 to June 25, 2009 from 10.00 till 14.00 Moscow time.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
April 24, 2009	Stamp	

Date of the shareholders register closing
April 24, 2009

1. General data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

2.1. Category (type) of issuer shares in respect of which the list of holders is established on defined date:
– ordinary non-documentary registered shares, state registration number 101011439B;
– preference non-documentary registered shares with fixed dividend, state registration number 20201439B.
2.2. Purpose for establishing the list of holders of registered shares:
– establishing the list of shareholders having the right to take part in the Annual General Meeting of shareholders;
– establishing the list of shareholders having the right to receive dividends.
2.3. Date of establishing the list of holders the registered shares May 08,2009 (19.00 Moscow time (GMT+3)
2.4. Date and number of the minutes of the meeting of the issuer's authorized body that made a decision on the date of establishing the list of holders of the issuer's registered shares or other decision which is the basis for defining the date of establishing such list:
April 24, 2009. Minutes №7 of the Board of Directors meeting.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. April 24, 2009	Stamp	

Recommendations of the Board of Directors concerning dividends
April 24, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Date of holding the meeting of the Board of Directors: April 24, 2009.
2.2. Date and number of the minutes of the Bank Vozrozhdenie's Board of Directors meeting:
April 24, 2009, Minutes No7.
2.3. The summary of decisions taken by the Board of Directors:
2.3.1. To propose to the General Shareholders' Meeting to allocate (from the Bank's net profit results of 2008) the amount of RUB 14 463 357.00 for payment of dividends.
2.3.2. To propose to the General Shareholders' Meeting to approve the following amount of dividends, calculated per share:

— for ordinary non-documentary registered shares with a nominal value of RUB10 each — 5% of the nominal value or RUB 0.5 per share;

— for preference non-documentary registered shares with fixed dividend and nominal value of RUB 10 each — 20% of the nominal value or RUB 2 per share.

2.3.3 To establish the list of shareholders eligible for annual dividends at the same date as establishment of the list of shareholders entitled to take part in the Annual General Meeting of Shareholders — May 08, 2009 (at 7 p.m. Moscow time).
2.3.4. To pay dividends within the period from August 18 to August 25, 2009 by bank transfer according to the banking details recorded in the Register of Bank Vozrozhdenie shareholders. In case banking details are not available, dividend payments to individual shareholders shall be made through cash offices of the Bank's branches starting from August 18, 2009.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. April 24, 2009	Stamp	